SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1. )*

Retail Opportunity Investments Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76131N101*
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The CUSIP Number for the Company's common shares is 76131N101.

CUSIP No. 76131N101	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Level Global Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ¨ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76131N101	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Level Global Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76131N101	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Level Global, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** OO

**SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No. 76131N101	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Ganek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** IN

**SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No. 76131N101	13G/A	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Chiasson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** IN

**SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No. 76131N101	13G/A	Page 7 of 10 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Retail Opportunity Investments Corp (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 3 Manhattanville Road, Purchase, New York 10577

Item 2 (a).	NAME OF PERSON FILING:*

This statement is being filed on behalf of

(i)	Level Global Overseas Master Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands ("LGMO"), with respect to the shares of Common Stock beneficially owned by it;

(ii)	Level Global Investors, L.P., a Delaware limited partnership (the "Investment Manager") with respect to the shares of Common Stock beneficially owned by LGMO;

(iii)
Level Global, L.L.C., a Delaware limited liability company  organized under the laws of the State of Delaware (the "General  Partner"), with respect to the shares of Common Stock  beneficially owned by the Investment Manager and LGMO;

(iv)	David Ganek, a United States citizen ("Mr. Ganek") with respect to the shares of Common Stock beneficially owned by the Investment Manager, General Partner and LGMO; and

(v)	Anthony Chiasson, a United States citizen ("Mr. Chiasson") with respect to the shares of Common Stock beneficially owned by the Investment Manager, General Partner and LGMO;

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

 *  The prior 13G filing for these Reporting Persons was done under a different CIK number (CIK: 0001279573).  Due to a change in structure of the Investment Manager, filings are now being done under the current CIK number.

CUSIP No. 76131N101	13G/A	Page 8 of 10 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Investment Manager, General Partner, Mr. Ganek and Mr. Chiasson is 888 Seventh Avenue, 27th Floor, New York, NY 10019.  The address of the principal business office of LGMO is c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11 Bermuda.

Item 2(c).	CITIZENSHIP:

See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common shares, $0.0001 par value per share (herein referred to as Common Stock).

Item 2(e).	CUSIP NUMBER:

The CUSIP Number for the Company's common shares is 76131N101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance wi th Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon the 41,804,675 shares of Common Stock issued and outstanding as of November 4, 2010 as reflected in the Company's Form 10-Q filed for the quarter ended September 30, 2010.

(i)           Level Global Overseas Master Fund, Ltd. has shared voting and dispositive powers with respect to 0 shares of Common Stock which constitutes approximately 0% of the Common Stock outstanding as of such date.  Level Global Overseas Master Fund, Ltd. does not have sole voting or dispositive powers with respect to such Common Stock.

(ii)   Level Global Investors, L.P. has shared voting and dispositive powers with respect to 0 shares of Common Stock which constitutes approximately 0% of the Common Stock outstanding as of such date.  Level Global Investors, L.P. does not have sole voting or dispositive powers with respect to such Common Stock.

(iii)     Level Global, L.L.C. has shared voting and dispositive powers with respect to 0 shares of Common Stock which constitutes approximately 0% of the Common Stock outstanding as of such date.  Level Global, L.L.C. does not have sole voting or dispositive powers with respect to such Common Stock.

(iv)          David Ganek has shared voting and dispositive powers with respect to 0 shares of Common Stock which constitutes approximately 0% of the Common Stock outstanding as of such date.  David Ganek does not have sole voting or dispositive powers with respect to such Common Stock.

CUSIP No. 76131N101	13G/A	Page 9 of 10 Pages

(v)          Anthony Chiasson has shared voting and dispositive powers with respect to 0 shares of Common Stock which constitutes approximately 0% of the Common Stock outstanding as of such date.  Anthony Chiasson does not have sole voting or dispositive powers with respect to such Common Stock.

Level Global Investors, L.P., Level Global, L.L.C., David Ganek and Anthony Chiasson do not directly own the Common Stock.  Pursuant to an investment management agreement, Level Global Investors, L.P. shares all voting and investment powers with respect to the securities held by Level Global Overseas Master Fund, Ltd.  Level Global, L.L.C. acts as the general partner of Level Global Investors, L.P.  David Ganek and Anthony Chiasson control Level Global Investors, L.P. and Level Global, L.L.C.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 76131N101	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2011

By:	Level Global, L.L.C., as general
partner of Level Global Investors, L.P.

By:	/s/ David Ganek
Name: David Ganek
Title: Senior Managing Member

Level Global Investors, L.P.

By:	Level Global, L.L.C., as general
partner of Level Global Investors, L.P.

By:	/s/ David Ganek
Name: David Ganek
Title: Senior Managing Member

Level Global, L.L.C.

By:	/s/ David Ganek
Name: David Ganek
Title: Senior Managing Member

David Ganek

By:	/s/ David Ganek
Name: David Ganek
Title: Senior Managing Member, Level Global, L.L.C.

Anthony Chiasson
By:	/s/ Anthony Chiasson
Name: Anthony Chiasson
Title: Managing Member, Level Global, L.L.C.